Certain identified information has been excluded from the exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

APPENDIX III LIST OF FUNDS SERVICES & FEES

This Appendix III is part of the Fund Services Agreement dated September 27, 2021 (the “Agreement”), between Arrow Investments Trust, Arrow ETF Trust (the “Trusts”) and Ultimus Fund Solutions, LLC (“UFS”). Set forth below are the Services elected by the Fund(s) identified on this Appendix III along with the associated Fees. Capitalized terms used herein that are not otherwise defined shall have meanings ascribed to them in the Agreement.

COVERED FUNDS

The Funds to be covered under this Agreement include:

Funds

Arrow Dow Jones Global Yield ETF* Arrow DWA Tactical: Macro ETF*

Arrow Reserve Capital Management ETF* Arrow DWA Tactical: International ETF* Arrow Reverse Cap 500 ETF

Arrow Adaptive Multi-Strategy ETF

Arrow Tactical Bitcoin Strategy ETF

Arrow Dynamic Digital Alpha ETF

SELECTED SERVICES and FEES

The Fund(s) shall pay to UFS the following fees: (unless otherwise specified, all basis point fees will be calculated based upon the aggregate average net assets of all the Covered Funds for the previous month)

Fund Administration and Accounting Fees

[Fees omitted]

Fund Administration Fees

[Fees Omitted]

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Special Reports/Programming Fees

[Fees Omitted]

Out-of-Pocket Expenses

The Trusts shall reimburse UFS for all out-of-pocket expenses incurred by UFS when performing Services under this Agreement, including but not limited to the following:

o Anti-ID Theft Monitoring	o Pro rata portion of annual SSAE 18 review
o Bank Account and other Bank Fees	o Proxy Services
o Customer Identification/AML Program Costs	o Record Storage
o Fund Stationery and Supplies	o Regulatory fees and assessments
o Locating Lost Shareholders/Escheatment Costs	o State and Federal filing fees and assessments
o NSCC Charges	o Tax Reporting
o Postage	o Telephone and Toll Free Lines
o Pre and Post Sale Fulfillment	o Travel Requested by the Trusts
o Printing Fund Documents

Signature Page Follows

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IN WITNESS WHEREOF, the parties hereto have executed this Appendix III to the Fund Services Agreement effective as of October 1, 2022.

ARROW INVESTMENTS TRUST By: Joseph Barrato President ARROW ETF TRUST By: Joseph Barrato President	ULTIMUS FUND SOLUTIONS, LLC By: Gary Tenkman Chief Executive Officer

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) UFS expends substantial time and money, on an ongoing basis, to recruit and train its employees;

(2) UFS's business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any UFS employees who are involved in the procurement of the Services under the Agreement then UFS may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of UFS for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to UFS in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full- time, part-time or temporary basis.

Arrow Investment Advisors, LLC

6100 Chevy Chase Drive, Suite 100

Laurel, MD 20707

By:

Name: Joseph Barrato

Title: Chief Executive Officer

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